NOTICE OF FILING AN APPLICATION

Notice is hereby given that on June 3, 2022, Driver Opportunity Partners I LP and its general partner, Driver Management Company LLC, each with its principal place of business located at 250 Park Avenue, 7th Floor, New York, NY 10177, filed with the Pennsylvania Department of Banking and Securities, pursuant to the provisions of Section 112 of the Banking Code of 1965, as amended, an application for approval to solicit revocable proxies from more than 10% of the holders of (and thereby acquire more than 10% of the voting control of) the shares of common stock of

Republic First Bancorp, Inc
of Philadelphia, Philadelphia County, Pennsylvania
and thereby may indirectly acquire 10% or more of the voting control o
Republic First Bank
of Philadelphia, Philadelphia County, Pennsylvania.

All interested persons may file written comments electronically regarding this application with the Pennsylvania Department of Banking and Securities, Bureau of Bank Supervision at **RA-BNBNKSBMSSNSPPT@pa.gov**. In order to be considered, comments regarding this application must be received by the Department of Banking and Securities, Bureau of Bank Supervision, no later than seven (7) days after the date this notice was published.